Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-127405

SUPPLEMENT NO. 4 DATED JUNE 13, 2008, TO THE PROSPECTUS

DATED APRIL 25, 2008 OF CB RICHARD ELLIS REALTY TRUST

We are providing this Supplement No. 4 to you in order to supplement our prospectus dated April 25, 2008. This supplement provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 1 dated May 6, 2008, Supplement No. 2 dated May 7, 2008 and Supplement No. 3 dated May 16, 2008. Capitalized terms used in this Supplement No. 4 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” and “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

The following information should be read in conjunction with the information in our prospectus, including the section entitled “Real Estate Investments.”

RECENT DEVELOPMENTS

Acquisition of Buckeye Logistics Center

On June 12, 2008, Duke/Hulfish, LLC, a joint venture, or the Joint Venture, between CBRE Operating Partnership, L.P., our operating partnership, and Duke Realty Limited Partnership, or Duke, the operating partnership of Duke Realty Corporation (NYSE:DRE), acquired a fee interest in Buckeye Logistics Center located at 6835 W. Buckeye Road, Phoenix, Arizona pursuant to a contribution agreement entered into on May 5, 2008 between the parties. The Joint Venture acquired Buckeye Logistics Center for approximately $43,600,000, exclusive of customary closing costs. Our operating partnership owns an 80% interest in the Joint Venture and, at closing, made a cash contribution of approximately $34,500,000 (excluding a working capital reserve of $240,000) to the Joint Venture in connection with the acquisition, which was funded using net proceeds from our initial public offering. Upon closing, we paid CBRE Advisors LLC, our investment advisor, an acquisition fee of approximately $344,614, which was not included in the acquisition cost of Buckeye Logistics Center.

Buckeye Logistics Center consists of a 604,678 square foot bulk distribution center that was completed in September 2007 and has no operating history. Buckeye Logistics Center was built-to-suit and is 100% leased to Amazon.com.azdc, Inc., a wholly owned subsidiary of Amazon.com, Inc., or Amazon, one of the world’s largest internet-based retailers of consumer goods. Buckeye Logistics Center is one of Amazon’s largest fulfillment centers in North America and is under a lease that expires in June 2018.

Buckeye Logistics Center represents the first property acquired by the Joint Venture. Five additional bulk industrial, 100% leased, built-to-suit properties are expected to be contributed to the Joint Venture during 2008 pursuant to the contribution agreement. Our operating partnership and Duke have entered into an operating agreement for the Joint Venture. Pursuant to the operating agreement, Duke acts as the managing member of the Joint Venture and receives fees in connection with the services it provides to the Joint Venture.